Exhibit 2

FOR IMMEDIATE RELEASE

May 18, 2004

Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Managing Director and General Manager,
Operations Control Div.
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nissin-f.co.jp

Notice of Stock Option in the Form of New Share Subscription Rights

Notice is hereby given that at the meeting of the Board of Directors of NISSIN CO., LTD. (the “Company”), held on May 18, 2004, it was resolved that the Company would submit a proposal requesting approval of the issuance of new share subscription rights as stock options pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan to the 45th Ordinary General Meeting of Shareholders scheduled to be held on June 22, 2004, as described below:

1.  Reason for issuing new share subscription rights with advantageous conditions to persons other than shareholders
The Company intends to issue the new share subscription rights as stock options for the purpose of enhancing the incentive for those engaged in its operations and improving their performances as well as for recruiting and keeping talented human resources, and promoting closer business relationships between the Company, its subsidiaries, and equity method affiliates (hereinafter collectively referred to as “NIS Group”) and their alliance partners.

2.  Grantees of the new share subscription rights
Grantees of the new share subscription rights, at the time of their issuance, will be the following (hereinafter collectively referred to as the “grantees”):

(1)	Directors, Statutory Auditors, Advisers, full-time consultants (shokutaku), and certain employees of NIS Group (including employees of NIS Group on loan to other companies and employees of other companies on loan to NIS Group);
(2)	Temporary employees who are working for NIS Group for one year or more; and
(3)	Directors, Statutory Auditors, and certain employees of the alliance partners of the Company which are approved by the Board of Directors of the Company.

3.  Class and number of shares subject to the new share subscription rights

(1)	Class of shares subject to the new share subscription rights Common stock of shares of NISSIN CO., LTD.
(2)	Number of shares subject to the new share subscription rights
Within the upper limit of 8,000,000 shares in total
In case of a stock split or a reverse stock split by the Company, the number of shares subject to the new share subscription rights shall be adjusted according to the following formula, provided that such adjustment shall be made only to the number of shares in respect of which said new subscription rights that have not been exercised by the grantees as of the day of the stock split/reverse stock split. Fractions of shares below one (1) share shall be discarded.

Number of shares after adjustment = Number of shares before adjustment × (Stock split/reverse stock split ratio)

The Company shall adjust the number of shares subject to the new share subscription rights, as it considers necessary, in the following cases: if the new share subscription rights are succeeded to as a result of a merger with another corporation, if there is a spin-off, or if the new share subscription rights are succeeded to as a result of a stock swap or a stock transfer as a result of the Company becoming a 100% subsidiary of another company. In such a case, the proviso of the preceding paragraph, as adjusted for such case, shall apply.

4.  Total number of new share subscription rights
Within the upper limit of 80,000 rights in total
The number of shares subject to the new share subscription rights (hereinafter referred to as “granted number of shares”) shall be 100 shares per right.

5.  Issue price of the new share subscription rights
To be issued without charge.

6.  Amount to be subscribed upon exercising the new share subscription rights

(1)	The amount to be subscribed by a qualified grantee upon the exercise of a new share subscription right shall be the product of an amount to be paid per share (hereinafter referred to as “exercise price”) for the shares issued or transferred by the exercise of the new share subscription right, multiplied by the granted number of shares.
The exercise price shall be the average of the closing stock prices for ordinary transactions of the Company’s common stock at the Tokyo Stock Exchange on all the trading days (excluding those days on which no transactions took place) in the month preceding the month in which the new share subscription rights were issued (hereinafter referred to as “issue date”), multiplied by 1.10. Fractions below one (1) yen shall be rounded up. However, the closing stock price of the Company’s common stock at the Tokyo Stock Exchange on the issue date shall be the exercise price if such an amount is below the closing price on the issue date.

(2)	When the Company conducts a stock split/reverse stock split, the exercise price shall be adjusted by applying the following formula. Fractions below one (1) yen due to the adjustment shall be rounded up.

Exercise price after adjustment = Exercise price before adjustment × 1/(Stock split/reverse stock split ratio)

If the Company issues new shares (exclusive of stock issuances as a result of exercising new share subscription rights, or exercising preemptive rights under Article 280-19 of the Commercial Code of Japan before amendment thereto effective as of April 1, 2002 or warrants attached to bonds with warrants under Article 341-8 of the Commercial Code of Japan before said amendment, or converting convertible corporate bonds) or disposes of its treasury stock shares at a price lower than the current market price after the issuance of the new share subscription rights, the exercise price shall be adjusted by applying the following formula. Fractions below one (1) yen due to the adjustment shall be rounded up.

Exercise price after adjustment = Exercise price before adjustment × (Number of shares issued + (Number of shares newly issued × Exercise price per share/Current market price per share))/(Number of shares issued + Number of shares newly issued)

In the formula above, “Current market price per share” shall represent the closing price of the Company’s common stock at the Tokyo Stock Exchange on the day immediately preceding the day on which the exercise price after adjustment becomes applicable. “Number of shares issued” shall represent the total number of shares issued on the day of allocating newly issued shares, in case of an issuance of new shares. However, it shall represent the total number of shares issued on the day immediately preceding the day on which the exercise price after adjustment becomes applicable after deducting the total number of shares to be disposed, in case of disposal of shares of the Company’s treasury stock. In case of disposal of shares of the Company’s treasury stock, “Number of shares newly issued” shall be read as “Number of treasury stock of shares disposed” and “Exercise price per share” as “Disposal price per share.”
(3)	The Company shall adjust the exercise price, as it considers necessary, in the following cases: if the new share subscription rights are succeeded to as a result of a merger with another corporation, if there is a spin-off, or if the new share subscription rights are succeeded to as a result of a stock swap or a stock transfer as a result of the Company becoming a 100% subsidiary of another company.

7.  Exercisable period of the new share subscription rights
The commencement date of the exercisable period of the new share subscription rights shall be three (3) years from the first day of the month following the month in which the date of resolution of the Board of Directors adopting a resolution on the issuance of the new share subscription rights is included. If the final day of the exercisable period falls on a holiday of the Company, however, the day immediately preceding such day shall be the final day of the exercisable period.

8.  Exercise conditions of the new share subscription rights

(1)	Grantees must correspond to one of the following positions at the time of the exercise of the new share subscription rights:
i)	Directors, Statutory Auditors, Advisers, full-time consultants (shokutaku), and certain employees of NIS Group (including employees of NIS Group on loan to other companies and employees of other companies on loan to NIS Group);
ii)	Temporary employees who are working for NIS Group for one year or more; and
iii)	If grantees are Directors, Statutory Auditors, or certain employees of the alliance partners of the Company and are authorized by the Board of Directors of the Company, the Directors, the Statutory Auditors, or the certain employees of those alliance partners.
(2)	Notwithstanding the preceding paragraph (1), if a grantee forfeits any position mentioned in the paragraph (1) above, due to any of the following reasons, such grantee may exercise his/her new share subscription rights, provided that such grantee is allowed to exercise his/her new share subscription rights only for a period of ninety (90) days from the date of resignation or retirement from any post of the Company if Item (a) applies.
(a)	If a grantee retires as Director of the Company or any of its subsidiaries upon expiry of the term of office, or leaves the Company or any of its subsidiaries due to his/her mandatory retirement age as stipulated in the Working Regulations, or forfeits the position as an Adviser, a full-time consultant (shokutaku) or an employee on loan due to the expiry of the Advisory Contract, full-time consultants (shokutaku) or the Transfer on Loan Contract, as the case may be; and
(b)	If a grantee is elected as Director, Statutory Auditor or hired as an employee of any enterprise with which the Company has a capital or business relationship and the Board of Directors of the Company authorizes such grantee to exercise new share subscription rights.
(3)	No heir to a grantee may exercise the new share subscription rights.
(4)	No new share subscription right can be pledged or otherwise disposed of.
(5)	If any grantee violates any law or ordinance or any internal rules of the Company, such grantee shall not be able to exercise the new share subscription rights.
(6)	A grantee may exercise all or any part of the new share subscription rights granted in a single procedure.
(7)	Other applicable conditions for the exercise of new share subscription rights shall be determined by resolution adopted by the Board of Directors held after the conclusion of this Ordinary General Meeting of Shareholders, and set forth in the Contract on Granting New Share Subscription Rights that shall be entered into by and between the grantees and the Company.

9.  Causes and conditions for cancellation of the new share subscription rights

(1)	In case a merger agreement that results in the Company’s ceasing to exist is approved, or if a proposal for a stock swap contract to the effect that the Company would become a fully owned company of another corporation or a proposal for a stock transfer is approved by a General Meeting of Shareholders, then the Company may cancel all of the new share subscription rights held by the persons entitled to new share subscription rights without charge.
(2)	The Company may, by resolution of the Board of Directors, cancel all the new share subscription rights held by a person entitled to new share subscription rights without charge if such grantee ceases to be qualified to exercise his/her new share subscription rights before the exercise thereof, due to the reason set forth in paragraph 8 (1), (2) or (5) above.

10.  Restriction on transfer of new share subscription rights
Any transfer of new share subscription rights shall require the approval of the Board of Directors.

11.  Details
Other details related to the new share subscription rights shall be in compliance with the resolutions that are adopted by the Board of Directors to be held following the next Ordinary General Meeting of Shareholders.

Note: The content of the above description shall become valid and effective after the provision “Granting Stock Options in the Form of New Share Subscription Rights” is approved and passed at the 45th Ordinary General Meeting of Shareholders to be held on June 22, 2004.